Exhibit 99.1

FOR IMMEDIATE RELEASE

Dartmouth-Hitchcock Medical Center Purchases IMRISneuro

— 3T system to be installed at NIH-funded clinical and research facility —

Winnipeg, Manitoba, November 29, 2010 (NASDAQ: IMRS; TSX: IM) — IMRIS Inc. (“IMRIS” or the “Company”) today announced the sale of IMRISneuro to Dartmouth-Hitchcock Medical Center (“DHMC”) in Lebanon, New Hampshire.

IMRISneuro is a fully integrated multi-operating room system that features on-demand intraoperative MR imaging capabilities, designed to assist surgeons in improving outcomes for patients who are undergoing neurosurgical procedures such as tumor removal.

The system at DHMC is anticipated to be installed at the Dartmouth Advanced Surgical Center (ASC) and will be used for in both clinical and research applications. DHMC anticipates immediate clinical benefit as imaging modalities are used during the course of orthopaedic or neurosurgical procedures, to assess the successful completion. In addition, DHMC anticipates significant research opportunities, both for current as well as for future faculty. The impetus for the project stems from a $9.3 million National Institutes of Health grant award for the ASC; other support for the project is anticipated from Dartmouth Medical School and the Thayer School of Engineering at Dartmouth College, as well as from DHMC.

“Precision surgery will increasingly rely on real-time three-dimensional imaging,” said Sohail K. Mirza, MD, MPH, chair of orthopaedics at Dartmouth-Hitchcock, “This valuable investment will put Dartmouth-Hitchcock in a unique position: to create the only research facility of its kind in the country that allows MRI and CT imaging to be performed during surgery without moving the patient.”

Dartmouth-Hitchcock is already a national leader in areas such as spine outcomes research. “We can leverage that to measure outcomes of this technology and develop new, safer methods to achieve clinical success,” said Dr. Mirza.

Keith Paulsen, PhD, director of the Dartmouth Advanced Imaging Center, which will be located adjacent to the ASC, added, “This is a wonderful example of the integration of advanced imaging tools within state-of-the-art surgical facilities that will open up a wealth of opportunities to transform clinical research and patient care in the region and beyond”

The hospital’s new IMRISneuro system features a 3 Tesla MR scanner operating in a fully integrated suite that includes two separate operating rooms for neurosurgery and orthopaedics as well as a diagnostic centre. The MR scanner can be deployed into any of the three rooms, providing high resolution MR images on demand - before, during and after procedures. IMRISneuro is the only system of its kind that does not require the patient to be moved at all for scanning, so the optimum patient positioning is always maintained. Clinical workflow and access to the patient is not impacted as the MR scanner enters the operating suite and is then removed completely from the operating room when imaging is complete. This ensures a high degree of safety for the patient and preserves the ideal surgical environment.

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About Dartmouth-Hitchcock

Dartmouth-Hitchcock is a national leader in evidence-based and patient-centered health care. The system includes hundreds of physicians, specialists, and other providers who work together at different locations to meet the health care needs of patients in northern New England. In addition to primary care services at local community practices, Dartmouth-Hitchcock patients have access to specialists in almost every area of medicine, as well as world-class research at Dartmouth Medical School and centers such as the Dartmouth Institute for Health Policy & Clinical Practice (TDI).

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions. These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company’s systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods

Director Investor Relations

& Corporate Communications

IMRIS Inc.

Tel: 204-480-7094

Email: bwoods@imris.com